POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONSOLIDATED FINANCIAL STATEMENTS

TOGETHER WITH REPORTS OF

INDEPENDENT PUBLIC ACCOUNTANTS

FOR THE YEARS ENDED

DECEMBER 31, 2003 , DECEMBER 31, 200 2

AND DECEMBER 31, 200 1

#

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Consolidated Income Statements

for the years ended December 31, 200 3 , December 31, 200 2 and December 31, 200 1

(in thousands of PLN)

Notes		Year ended December 31, 200 3	Year ended December 31, 200 2	Year ended December 31, 200 1

Net sales	6	5,601,277	4,929,824	4,344,896

Cost of sales	7	(3,594,121)	(2,989,193)	(2,727,437)
		-------------------	---------------------	---------------------
Gross margin		2,007,156	1,940,631	1,617,459

Operating expenses	7	(8 45, 788)	(790,115)	(785,429)
		--------------------	---------------------	---------------------
Operating profit		1,161,368	1,150,516	832,030

Non-operating items
Interest and other financial income	8	336,577	266,454	316,616
Interest and other financial expenses	9	(763,233)	(848,132)	(694,546)
		--------------------	--------------------	--------------------
Profit before taxation		734,712	568,838	454,100

Taxation charge	10	(80,790)	(222,362)	(26,879)
		-------------------	--------------------	--------------------
Net profit for the year		653,922	346,476	427,221
		===========	============	============

The accompanying notes are an integral part of these

consolidated financial statements.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Consolidated Balance Sheets

as at December 31, 200 3 and December 31, 200 2

(in thousands of PLN)

	Notes	As at December 31, 2003	As at December 31, 2002
Current assets
Cash and cash equivalents	26	20,880	54,412
Short-term investments and other financial assets	11	110,538	12,143
Debtors and prepayments	12	751,122	620,749
Inventory	13	185,866	234,545
		------------ ------	----------------
		1,068,406	921,849
Long-term assets
Property, plant and equipment	14	3,023,831	3,438,686
Intangible fixed assets	15	2,829,980	2,651,130
Financial assets	16	248,373	171,288
Deferred costs and other long-term assets	17	122,880	82,091
		--------------------	--------------------
		6,225,064	6,343,195
		--------------------	--------------------
Total assets		7,293,470	7,265,044
		===========	===========
Current liabilities
Accounts payable	18	290,405	285,277
Amounts due to State Treasury	18	69,385	57,756
Interest-bearing liabilities	18	101,445	121,122
Accruals	20	220,595	185,569
Deferred income and other liabilities	18	211,787	224,358
		-----------------	-----------------
		893,617	874,082
Long-term liabilities
Interest-bearing liabilities	19	3,811,750	4,583,365
Non-interest-bearing liabilities	19	118,357	165,159
Deferred tax liability	10	290,563	268,171
Provisions for liabilities and charges	20	91,952	21,740
		-------------------	-------------------
		4,312,622	5,038,435
		-------------------	-------------------
Total liabilities		5,206,239	5,912,517
		-------------------	-------------------
Capital and reserves	21
Share capital		471,000	471,000
Additional paid-in capital		409,754	409,754
Hedge reserve		(3,262)	(86,649)
Accumulated profit		1, 209,739	558,422
		-------------------	--------------------
		2,087,231	1,352,527
		--------------------	--------------------
Total equity and liabilities		7,293,470	7,265,044
		=========== =	==== ========

The accompanying notes are an integral part of these

 consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Consolidated Statements of Cash Flows

for the years ended December 31, 200 3 , December 31, 200 2 and December 31, 200 1

(in thousands of PLN)

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Consolidated Statements of Cash Flows

for the years ended December 31, 200 3 , December 31, 200 2 and December 31, 200 1

(in thousands of PLN)

	Year ended December 31, 200 3	Year ended December 31, 2002	Year ended December 31, 200 1
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	734,712	568,838	454,100
Adjustments for:
Depreciation and amortization	9 42 ,272	909,983	850,572
Charge to provision and write-offs of doubtful debtors	33,242	29,224	67,626
Charge to provision for inventory	4,136	7,333	11,151
Charge to provision for construction in progress	13,223	-	-
Other provisions long-term	25,762	1,089	7,744
Foreign exchange (gains)/losses, net and changes in financial instruments fair value	90,067	145,394	(91,609)
L oss/(gain) on disposal of tangibles and intangibles	12,874	10,804	(1,582)
Interest expense, net	336,589	436,283	469,539
	--------------------	--------------------	--------------------
Operating cash flows before working capital changes	2,192,877	2,108,948	1,767,541

D ecrease/(increase) in inventory	44,543	(74,764)	31,025
Increase in debtors, prepayments and deferred cost	(174 ,761 )	(101,165)	(129,383)
Increase in trade payables and accruals	124,038	90,529	24,560
	----------------- ---	-- ------------------	-------------------
Cash from operations	2,18 6 , 697	2,023,548	1,693,743

Interest paid	(501,754)	(482,978)	(450,820)
Interest received	14,798	17,182	15,213
Income taxes paid	(98,357)	(1,618)	(1,325)
Realization of financial instruments	(78,784)	(32,973)	(94,411)
	--------------------	--- -----------------	-- ------------------
Net cash from operating activities	1,522 ,600	1,523,161	1,162,400

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(12 7,274 )	(257,314)	(1,372,058)
Purchases of tangible fixed assets	(287,811)	(379,923)	(1,128,118)
Proceeds from short-term investments	-	91,456	199,699
Proceeds from sale of equipment and intangibles	11,201	18,344	25,250
	------------------	------------------	--- ------------------
Net cash used in investing activities	(403 , 884)	(527,437)	(2,275,227)

CASH FLOWS (USED IN)/ FROM FINANCING ACTIVITIES:
(Repayment of)/net proceeds from Bank Credit Facilities	(468,708)	(322,201)	1,288,594
Repayment of Loan Facility	-	-	(836,158)
(Redemption of)/proceeds from the Notes	(709,621)	(655,622)	704,141
	--------------------	----------------- -	-------------------
Net cash (used in)/from financing activities	(1,178,329)	(977,823)	1,156,577

Net (decrease)/increase in cash and cash equivalents	(59, 613 )	17,901	43,750

Effect of foreign exchange changes on cash and cash equivalents	114	(12)	(362)

Cash and cash equivalents at beginning of period (see Note 26)	54,400	36,511	(6,877)
	-----------------	-----------------	------------------
Cash and cash equivalents at end of period (see Note 26)	(5,099)	54,400	36,511
	==========	==========	===========

The accompanying notes are an integral part of these

 consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Consolidated Statements of Changes in Equity

for the years ended December 31, 200 3 , December 31, 200 2 and December 31, 200 1

(in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit/(loss)	Total

Balance as at January 1, 2001	471,000	409,754	-	(193,807)*	686,947

Effects of adopting IAS 39	-	-	-	(21,468)	(21,468)

Fair value losses on cash flow hedge, net of tax	-	-	(96,955)	-	(96,955)

Net profit for the period	-	-	-	427,221	427,221
	----------------	----------------	---------------	----------------	-----------------
Balance as at December 31, 2001	471,000	409,754	(96,955)	211,946	995,745
	==========	==========	=========	=========	==========

Balance as at January 1, 2002	471,000	409,754	(96,955)	211,946	995,745

Cash flow hedge:

net fair value loss, net of tax	-	-	(17,717)	-	(17,717)

reclassified and reported in net profit	-	-	30,210	-	30,210

deferred tax on reclassified item	-	-	(8,459)	-	(8,459)

deferred tax change in rates	-	-	6,272	-	6,272

Net profit for the period	-	-	-	346,476	346,476
	----------------	----------------	---------------	---------------	--------------------
Balance as at December 31, 2002	471,000	409,754	(86,649)	558,422	1,352,527
	==========	==========	=========	=========	============

Balance as at January 1, 2003	471,000	409,754	(86,649)	558 ,422	1,352,527

Cash flow hedge:

net fair value gain, net of tax	-	-	75,886	-	75,886

hedging instrument replacement, net of tax	-	-	(7,833)	-	(7,833)

reclassified and reported in net profit	-	-	20,388	-	20,388

deferred tax on reclassified item	-	-	(5,505)	-	(5,505)

deferred tax change in rates	-	-	451	-	451

Net profit for the period	-	-	-	653,922	653,922

Effect of subsidiary closing (see Note 2)	-	-	-	(2,605)	(2,605)
	----------------	----------------	---------------	-------------------	--------------------
Balance as at December 31, 2003	471,000	409,754	(3,262)	1,209,739	2,087,231
	==========	==========	=========	===========	============

* The amount of PLN 193,807 representing accumulated deficit as at January 1, 2001 includes PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment ..

The accompanying notes are an integral part of these

consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 200 3 , December 31, 200 2 and December 31, 200 1

(in thousands of PLN)

1.

Incorporation and Principal Activities

Polska Telefonia Cyfrowa Sp. z o.o. (the “Company”) is located in Warsaw, Al. Jerozolimskie 181 and was incorporated by the Notarial Deed dated December 20, 1995 and entered on the National Court Register kept by the District Court in Warsaw, XIX Economic Department of National Court Register, Entry No. KRS 0000029159.

The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the Universal Mobile Telecommunication System (“UMTS”) standard. The UMTS services should be implemented not earlier than on January 1, 2004 and not later than on January 1, 2006 (see Notes 2, 3.5 and  15).

The principal activities of the Company are not significantly seasonal or cyclical.

Authorization of the consolidated financial statements

These consolidated financial statements have been issued by the Company’s Board of Directors on  March  17, 2004.

2.

Significant events in 2003

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 200 3 , December 31, 200 2 and December 31, 200 1

(in thousands of PLN)

On January 20, 2003 the Company has been informed that Telekomunikacja Polska SA (“TP  SA”) lodged cassation to the Supreme Court against the Antimonopoly Court’s judge ment relating to international traffic rates terminating in the Company’s network. The Supreme Court rejected the cassation lodged by TP SA on March 9, 2004 (see also Note 4).

On February 12, 2003 the Company repurchased on the market the principal amount of EUR 3,000 thousand of the 10 ⅞% Notes – 1.5% of the total initial principal amount
(see Note 19 a).

On March 7, 2003 the Company repurchased on the market the principal amount of EUR 2,000 thousand of the 10 ⅞% Notes – 1.0% of the total initial principal amount
(see Note 19 a).

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 200 3 , December 31, 200 2 and December 31, 200 1

(in thousands of PLN)

On June 30, 2003 the Company exercised its call option and repurchased the outstanding amount of 10 ¾% Notes at the principal value of USD 126,215 thousand (see Notes 3.2 and  1 9a).

On July 1, 2003 the Company was informed that Tele2 (a local operator) had placed a request to the Office for Telecommunication and Post Regulation (“OTPR”), the Regulator for the Telecommunication Market in Poland, for setting interconnection rates between Tele2 and the Company’s network. On October 16, 2003 the Company and Tele2 signed an interconnection agreement, the rates agreed related to future interconnect traffic which are based on market rates.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 200 3 , December 31, 200 2 and December 31, 200 1

(in thousands of PLN)

2.

Significant events in 2003 (cont.)

On July 10, 2003 the Company submitted a joint application with other operators to the OTPR to shift UMTS start obligations to January 2006 from January 2005, at the same time leaving the option to start in 2004 unchanged.

On September 9, 2003, the Regulator for the Telecommunication Market in Poland issued a  favourable decision to move the UMTS launch deadlines. The Company is required to begin providing commercial UMTS services not later than January 1, 2006. At the same time, the Regulator modified certain provisions of the UMTS license as follows:

•

Moved the date for achieving a 20 percent population coverage of the UMTS services from December 31, 2005 to December 31, 2007.

•

Removed the requirement to achieve 40 percent population coverage.

On October 31, 2003 the Company has liquidated its wholly-owned subsidiary PTC International Finance B.V. (see Note 3.2) as a result of  repurchasing of the remaining 10 ¾% Notes in June 2003.

In November 2003 the Polish Parliament approved the reduction of the corporate income tax rate from 27 percent to 19 percent for the year 2004 and thereafter.

In November 2003 the Company repurchased on the market the principal amount of EUR 2,000 thousand (0.7% of the total initial principal amount) of the 11¼% Notes and EUR 21,465 thousand of the 10 ⅞% Notes (10.7% of the total initial principal amount) (see Note 19a).

In November 2003 the Company changed its Notes refinancing plans and effectively shortened the term of coupon payments exposure (see Notes 5a and 23).

In December 2003 the Company repurchased on the market the principal amount of EUR 12,508 thousand (4.2% of the total initial principal amount) of 11 ¼% Notes and EUR 4,420 thousand of 10 ⅞% Notes (2.2% of the total initial principal amount) (see Note 19a). The Company will apply the Luxembourg Stock Exchange to delist the principal amount of the all repurchased in 2003 11 ¼% Notes and 10 ⅞% Notes.

In December 2003, as a result of refinancing decision , the Company discontinued hedge accounting in relation to part of the coupon payments on EUR denominated Notes that will not occur (see Notes 5a and 23). As at December 31, 2003 PLN 55,115 previously recognized in equity and relating to coupons that, as a result of refinancing plans, are no longer expected to occur, has been reported as financial income in the income statement for 2003.

In December 2003, the Company received a decision of the Regulator for Telecommunication Market in Poland together with Antimonopoly Office that it is considered a significant operator on the Polish telecommunications market in relation to interconnect. This decision was not effective as at the day of the authorization of the consolidated financial statements as the Company is appealing against this decision. As at the day of the authorization of the consolidated financial statements no decision concerning the appeal has been issued.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 200 3 , December 31, 200 2 and December 31, 200 1

(in thousands of PLN)

3.

Principal Accounting Policies

3.1.

Basis of preparation

The Company maintains its accounting books in accordance with accounting principles and practices employed by enterprises in Poland as required by the Polish Accounting Standards (“PAS”). The accompanying consolidated financial statements reflect certain adjustments not reflected in the Company's statutory books to present these statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) ..

The differences between IFRS and generally accepted accounting principles in the United States (“US GAAP”) and their effect on the net results for the years ended December 31, 2003, 2002 and 2001 have been presented in Note 29 to these consolidated financial statements.

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of financial assets and financial liabilities held for trading or designated as hedging items.

The preparation of the consolidated financial statements in conformity with IFRS requires to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Although tho se estimates are based on the Management’s best knowledge of current events and actions, actual results ultimately may differ from these estimates.

The IFRS standards that were mandatory as at December 31, 200 3 were applied to these consolidated financial statements.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 200 3 , December 31, 200 2 and December 31, 200 1

(in thousands of PLN)

3.

Principal Accounting Policies (cont.)

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 200 3 , December 31, 200 2 and December 31, 200 1

(in thousands of PLN)

- # -

3.2.

Group Accounting

The attached consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiary PTC International Finance (Holding) B.V. (consolidated).

All intercompany balances and transactions are eliminated on consolidation.

On June 17, 1997, PTC International Finance B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long–term Notes. The Company acquired 40 fully paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance B.V.  PTC International Finance B.V. ha d no subsidiaries of its own. In 2003 the Company liquidated its wholly-owned subsidiary PTC International Finance B.V. The subsidiary was incorporated for the purpose of issuing 10 ¾% Notes which were fully repurchased by the Company in June 2003 (see Notes 2 and 19a). As a result of the liquidation the net assets of the subsidiary have been transferred to the Company’s consolidated income statement for the year ended December 31, 2003 as other financial income.

On November 5, 1999 PTC International Finance II S.A. was incorporated under the laws of Luxembourg and on November 16, 1999, PTC International Finance (Holding) B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long–term Notes. The Company acquired 40 fully paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance (Holding) B.V.

Additionally, the Company acquired 125 fully-paid shares with a par value of EUR 1,000 each issued by PTC International Finance II S.A. and contributed all of its shares except one, (owned by the Company, but held locally, due to legal requirements) to PTC International Finance (Holding) B.V. in exchange for 1 additional share of PTC International Finance (Holding) B.V.   As a result, PTC International Finance II S.A. became a fully owned subsidiary of PTC International Finance (Holding) B.V. PTC International Finance II S.A. has no subsidiaries of its own.

3.3.

Measurement Currency

The Company generates and expends cash through its operating activities mostly in Polish zloty ("PLN"). The majority of the Company’s receivables, a large part of its short- term liabilities and some of long-term liabilities are denominated in PLN .. Therefore, the Management has designated the PLN as the reporting (functional) currency of the Company. The accompanying consolidated financial statements are reported in PLN thousand (unless stated otherwise ).

3.4.

Property, plant and equipment

Property, plant and equipment are shown at historical cost less accumulated depreciation.

The costs of property, plant and equipment include borrowing costs - interests and foreign exchange differences to the extent that they are regarded as an adjustment to interest resulting from payments or valuation of liabilities financing the relevant property, plant and equipment acquisition or construction.

3.

Principal Accounting Policies (cont.)

3.4.

Property, plant and equipment (cont.)

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is expected that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Company. The renovations are depreciated over the remaining useful life of the related asset.

Depreciation is calculated using the straight-line method over the estimated useful life of the assets. The following depreciation rates have been applied:

	Annual rate in %	Estimated Useful Lives in years

Buildings under capital lease	2.5%	40
Other buildings	4.0%	25
Plant and equipment	10.0 - 33.0%	3 – 10
Motor vehicles	12.5 - 30.0%	3 - 8
Other	10.0 - 30.0%	3 - 10
Leasehold improvements (operating lease)		lease term
Land	not depreciated

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit.

3.5.

Intangible Fixed Assets

Licenses

Intangible fixed assets include three licenses (GSM 900, GSM 1800 and UMTS licenses), which the Company acquired from the Polish State. Telecommunication licenses are measured at cost less accumulated amortization .. As the payments are deferred beyond normal credit terms the cost of license is the cash price equivalent. The difference between this amount and total payments is recognized as an interest expense over the period of credit unless it is capitalized to the license value during its development period. The cost of UMTS license includes also interests on liabilities financing the license acquisition and foreign exchange differences to the extent that they are regarded as an adjustment to interest. The licenses are amortized using the straight-line method over their estimated useful lives, being the period of usage from the date of operational start-up of the underlying service until the end of the licence term , i.e. GSM 900 license – over 14.5 years (173 months), GSM 1800 license – over 14.5 years (174 months) and UMTS license will be amortized over the period of usage from the date of the operational start-up of the underlying services. For further disclosure see Note 15.

3.

Principal Accounting Policies (cont.)

3.5.

Intangible Fixed Assets (cont.)

Computer software

Costs associated with maintaining computer software programmes are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Company and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets.

Expenditure which enhances or extends the performance of computer software programmes beyond their original specifications is recognized as a capital improvement and added to the original cost of the software.

Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives which is from 2 to 5 years for office software and from 1.2  to 10 years for network software.

Other intangible assets

Expenditure to acquire patents, trademarks and licences other than telecommunication licenses is capitalized and amortized using the straight-line method over their useful life, not  exceeding 10 years.

3.6.

Impairment of long-lived assets

Property, plant and equipment and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount which is the higher of an asset’s net selling price and value in use.

Recoverable amount is estimated for an individual asset or, if this is not possible to do so, it is determined for the cash-generating unit to which asset belongs.

3.7.

Debtors

Amounts due from debtors are measured at cost net of provisions for doubtful accounts.
The provisions are based on specific amounts due where the realization is unlikely and on a general basis, calculated using historic collection experience.

3.8.

Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of inventories is principally assigned by using the weighted average cost formulas.

The Company writes down the cost of inventories to net realizable value .. The costs of inventories become unrecoverable if those inventories are damaged, become wholly or partially obsolete or if their selling price declines.

The current or planned promotions do not affect provisions for handset inventory.

3.

Principal Accounting Policies (cont.)

3.9.

Leasing

The Company acquired its head-office premises under finance lease conditions and initially recognized assets and liabilities in the balance sheet at amounts equal to the present value of the minimum lease payments. In calculating the present value of the minimum lease payments the Company’s incremental borrowing rate was used.

The interest element of the leasing finance cost is charged to the income statement over the lease period so as to produce a constant periodic interest rate on the remaining balance of the liability for each period.

The finance lease liability was initially measured at an amortized cost. After the bifurcation of embedded derivative (Index swaps – see Notes 3.14 and 23) it has two components: main liability measured at amortized costs and the indexing (embedded derivative) measured at fair value. See also “Property, plant and equipment held under capital lease” in Note 14, “Finance lease” in Note 19c.

3.10.

Borrowings

a.

Notes

The Company is full and unconditional guarantor of the Notes issued by its subsidiaries (see Note 19a). The Notes were recognized at the fair value of consideration received less transaction costs plus the call options initial value .. They are amortized according to effective interest rates. Any difference between the proceeds (net of transaction costs) and the redemption value including the initial value of options, if bifurcated, is recognized in the income statement over the period of the borrowings.

b.

Bank Credit Facility

Bank Credit Facility was initially recognized at the proceeds received and is subsequently recorded at costs plus accrued interest (see Note 19b). Transaction costs attributable to the Bank C redit Facility are classified as intangible assets.

3.11

Advertising expenses

The Company charges the cost of advertising to expense as incurred.

3.12.

Deferred income tax

Deferred income tax is calculated using the balance sheet liability method. Under the balance sheet liability method the expected tax effects of temporary differences are determined using the enacted tax rates and reported either as liabilities for taxes payable or assets representing the amounts of income taxes recoverable in future periods in respect of deductible temporary differences and the carry forward of unused tax losses and credits. Temporary differences are the differences between the carrying amount of an asset or a liability in the balance sheet and its tax base.

3.

Principal Accounting Policies (cont.)

3.12.

Deferred income tax (cont.)

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

3.13

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. In 2003 the Company revised its estimation of the asset retirement obligation (see Note 20).

3.14.

Derivatives

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The Company recognizes derivatives embedded in the host contracts and account for them as separate derivatives if economic characteristics and risks of the derivative are not closely related to the host contract.

The gain or loss resulting from remeasurement of derivatives to fair value is recognized in the income statement in the period they occur, unless the derivative is designated to hedge accounting.

The Company designates certain derivatives as hedge of the fair value of a recognized asset or liability (fair value hedge) or hedge of forecasted transactions (cash flow hedge) (see Note 5a). Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in shareholders’ equity, net of tax effect. Amounts deferred in shareholders’ equity are transferred to the income statement and classified as financial income or expense in the period when the hedged forecasted transactions accrue in the income statement.

Derivatives that are designated as cash flow hedges are regularly reviewed for the effectiveness and the gain or loss relating to the ineffective portion of the derivatives is recognized in the income statement immediately. In the following cases:

-

hedge fails the effectiveness test,

-

hedging instrument is sold, terminated or exercised,

-

the Management decides to undesignate

the Company retains in equity the cumulative gains or losses which were previously reported directly in equity until the forecasted transaction occurs.

The reclassification to the income statement may take place when a previously forecasted transaction is no longer expected to occur.

3.

Principal Accounting Policies (cont.)

3.14.

Derivatives (cont.)

A derivative financial asset (or its portion) is derecognised if the Company loses control of the contractual rights that comprise the derivative financial asset ( or its portion) .. A  derivative financial liability (or its part) is removed from the balance sheet when, and only when, it is extinguished – that is when the obligation specified in the contract is discharged, cancelled, or expires. For further disclosure see Note 23.

3.15.

Measurement base for financial assets and liabilities

The fair value of derivatives held for trading is based on quoted market price at the balance sheet date. The fair value of cross-currency interest rate swaps (“CC swaps”) is calculated as the present value of estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows are used to determine the fair value of options split from the Notes and derivatives split from trade contracts.

All “regular way” purchases of financial assets are accounted for at the trade date.

3.

Principal Accounting Policies (cont.)

3.15.

Measurement base for financial assets and liabilities (cont.)

The table below presents the measurement categorization of financial assets and liabilities

Category	Balance sheet item	Measurement

Financial assets
Held for trading	Cash and cash equivalents, Derivatives: F orward contracts, Note options, Index swaps, Currency options	Fair value Fair value model using market data
Held to maturity	Short-term investments	Amortized cost
Loans and receivables originated by the Company	Trade and other debtors	Original recorded cost
Hedging derivatives	CC swaps	Fair value model using market data
	Forward contracts	Fair value model using market data

Financial liabilities
Held for trading	Forward contracts	Fair value model using market data
	Index swaps	Fair value model using market data
Non-trading liabilities	License liabilities	Amortized cost
	Construction payables	Amortized cost
	Trade and other creditors	Amortized cost
	Long-term Notes	Amortized cost
	Finance lease	Amortized cost
	Bank Credit Facilities	Costs plus accrued interest
	Overdrafts	Costs plus accrued interest
	Accruals	Original recorded cost
Hedging derivatives	CC swaps	Fair value model using market data
	Forward contracts	Fair value model using market data

3.16.

Revenue recognition

Net sales consist of the value of sales (excluding value added tax) of goods and services in the normal course of business but exclude extraordinary disposals of inventory and other assets. Revenue is recognized when the services are provided or goods are shipped out. Sales allowances are accounted in the same period when the related portion of revenue is recognized.

The Company set criteria for the recognition of multiple-element transactions and their presentation in the IFRS consolidated financial statements as initiated by SAB 101 and further interpretations, including SAB 104.

3.

Principal Accounting Policies (cont.)

3.16.

Revenue recognition (cont.)

The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the prepaid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred and recognized ratably over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue. The initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to those transactions are recognized in the income statement as incurred.

The accounting treatment of revenues and relevant costs for multi-element arrangements is summarized in the following table:

Multi-element contract (handset, activation and telecommunication service)
	Separable	Non-separable
Accounting treatment	Activation represents up-front non-refundable fee. Handset is sold separately from the rest of the multi-element contract	Handset, activation and service are treated as multi-element contract that is non-separable.
Revenue recognition	Activation and handset revenue is recognized immediately, to the extent of cash received ..	Multiple Element Revenue: Activation and handset revenue is deferred over average expected life of the customer.
Cost recognition	Cost of the activation card and handset is recognized immediately.

Multiple Element Cost:

Cost of activation card and cost of handset equal to activation and handset revenue is deferred over average expected life of the customer.  The excess of the costs over revenues is immediately expensed.

Total sales price of handsets sold together with prepaid service cards is allocated on a pro-rata basis based on the relative fair value of the elements.

3.17.

Transactions in foreign currencies

Foreign currency transactions are translated into measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from settlement of such transactions and from translation of monetary assets and liabilities denominated in foreign currencies using the exchange rates prevailing at the end of the reporting period, are recorded in the income statement, except when capitalized to cost of qualifying assets.

The financial statements of the Company’s subsidiary as being integral to the Company’s operations are translated using the same standards and procedures as if the transactions had been those of the Company itself.

3.

Principal Accounting Policies (cont.)

3.18.

Capitalization of borrowing costs

Borrowing costs (including interest, foreign exchange gains and losses to the extent that they are regarded as an adjustment to interest, and the discount relating to the present value of license payments) that are attributable to the acquisition, construction or production of qualifying assets are capitalized as a part of the cost of those assets. The borrowing costs capitalized are only those incurred during the period of construction or production of qualifying assets.

3.19.

Capital

Additional paid-in capital is classified in the equity as the probability of its payback to the shareholders is low and depends on certain law and contractual restrictions.

3.20.

Presentation of Cash Flow Statement

The Company reconsidered the nature of the overdraft facility as an integral part of the Company’s cash management and included the overdraft balance of PLN 25,979 and PLN 12 in cash and cash equivalents in consolidated statements of cash flows for the years ended December 31, 2003 and December 31, 2002, respectively.

3.21.

New accounting standards

The Company will implement effective from January 1, 2004 the new revenue recognition policy, which adopts best industry practices , based on EITF 00-21. As a result of new revenue recognition policy implementation the revenue and costs related to sales of phones and activation will be recognized in income statement immediately when incurred, except for the contracts where fair value analysis will indicate revenue (and costs) deferral.

The Company is planning to implement changes to IFRS mandatory from January 1, 2005 and is currently analyzing the potential influence of new standards, including: IFRS 1 “First-time Adoption of International Financial Reporting Standards” (effective from January 1, 2004), IFRS 2 “Share-based Payments”, IAS 1 “Presentation of Financial Statements”, IAS 2 “Inventories”, IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, IAS 10 “Event After the Balance Sheet Date”, IAS 15 “Information Reflecting the Effects of Changing Prices” (withdrawn as at January 1, 2005), IAS 16 “Property, Plant and Equipment”, IAS 17 “Leases”, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, IAS 24 “Related Party Disclosures”, IAS 27 “Consolidated and Separate Financial Statements”, IAS 28 “Accounting for Investments in Associates”, IAS 31 “Interests in Joint Ventures”, IAS 32 “Financial Instruments: Disclosure and Presentation”, IAS 33 “Earnings per Share” IAS 36 “Impairment of Assets”, IAS 38 “Intangible Assets”, IAS 39 “Financial Instruments: Recognition and Measurement” and IAS 40 “Investment Property”

As at the date of authorization of  the consolidated financial statements the impact of the new standards has not yet been determined ..

3.

Principal Accounting Policies (cont.)

3.22.

Change in estimates

In 2003 the Company changed its estimation of the asset retirement obligations. As a result of this change the Company increased the gross asset at the amount of PLN 44,449, the provision for retirement and restoration costs at the amount of PLN 59,629 and increased the depreciation costs by PLN 17,520 and interest expense by PLN 15,180 in the twelve month period ended December 31, 2003. The depreciation of the asset is calculated using the straight-line method over the useful life of the network equipment related assets.

3.23.

Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short term highly liquid investments that are readily convertible to known amount of cash and which are subject to insignificant risk of changes in value.

4.

Events after the balance sheet date

On January 22, 2004 the Company concluded the selection process of vendor who will supply for the development of its third generation mobile network. Siemens Information and Communication Mobile Group was selected as a supplier of advanced UMTS technology, to be implemented in the Warsaw area.

On March 9, 2004 the Supreme Court rejected the cassation lodged by TP SA in 2003 against the Antimonopoly Court’s judgement relating to international traffic rates terminating in the Company’s network (see Note 2).

5.

Financial risk management

The Company’s treasury function is responsible for managing financial risk in accordance with the Company’s hedging policy. Principle exposures and methods used by the Company to mitigate those exposures are described below.

The hedging policy approved by the Supervisory Board provides principles for overall financial risk management in the Company. This policy sets a framework within which the hedging activity should operate. However, it also allows some discretion in the precise hedging strategy to be adopted, to allow the treasury function to react to market conditions. According to the hedging policy, each year the treasury function prepares a hedging strategy regarding cash flow and balance sheet risk, which is later submitted to the Management Board and Supervisory Board’s Finance Committee ..

The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and the Supervisory Board’s Finance Committee based on the recommendations of the Risk Management Committee consisting of the CFO, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the hedging policy, rests with the treasury function of the Company. On the other hand, the Management Board and the Supervisory Board’s Finance Committee must approve any actions taken to hedge cash flow and balance sheet risk.

5.

Financial risk management (cont.)

a.

Foreign exchange risk

A significant proportion of the financing liabilities of the Company is denominated in foreign currencies (EUR and USD). The financial risk management is aimed at managing to within acceptable limits both the volatility of cash flows, in PLN terms, arising from fluctuations in the exchange rate of the PLN against other currencies and the adverse effect of movements in exchange rates on the earnings and book value of the Company in PLN terms.

The treasury function manages the foreign exchange exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow (“Committed Exposures”) and those where there is some uncertainty about the amount and/or timing of the cash flow (“Uncommitted Exposures”).

Hedge activities are undertaken on the basis of short- to long-term cash flow forecasts provided by treasury function and business units of the Company. The Company normally seeks to cover Committed Exposures by range of means agreed by the Management Board and the Supervisory Board’s Finance Committee on at least an annual basis, providing hedging can be obtained at acceptable cost. The Company may undertake actions to cover individually identified Uncommitted Exposures providing they are in compliance with hedging policy and constitute an integral part of annually accepted hedging strategies.

The Company does not speculate in foreign currency. Speculation is defined as taking any action to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

Foreign exchange risk management transactions of the Company may be undertaken using the following instruments:

forward and non-delivery forward transactions (“NDF contracts/transactions”),

-

currency swaps,

-

CC swaps ,

-

foreign exchange options (“currency options”) ..

Prior to 2003, t he Company hedge d its long-term foreign exchange exposure arising from coupon payments on EUR and USD denominated Notes with use of CC swaps (see Notes 3.14 and 23). In November 2003 the Company changed its Notes refinancing plans and effectively shortened term of coupon payments exposure. As a result maturity of some outstanding CC swap cash flows exceeded the planned date of Notes refinancing. In order to match those CC swap cash flows with the new refinancing plan the Company restructur ed the outstanding CC swaps. All USD CC swaps were terminated while the remaining planned coupon payments were hedged by new forwards. In respect to EUR CC swaps, cash flows due after Notes refinancing would hedge other expected exposures than coupon payments. The fair value changes of those CC swaps are reflected in the income statement.

Prior to 2003 t he Company hedged its short- and medium-term foreign exchange exposure arising from anticipated Notes repayments of a part of principal on EUR denominated Notes on the respective first call dates by concluding foreign exchange forwards subordin ated to Bank Credit Facilities (see Notes 19b and 23).

5.

Financial risk management (cont.)

a.

Foreign exchange risk (cont.)

In respect of short-term hedging the Company entered into a series of foreign exchange forward and NDF contracts together with foreign exchange options to reduce volatility of current operating and financial cash flows resulting from foreign exchange rate fluctuations (see Note 23).

b.

 Interest rate risk

The Company is exposed to interest rate risk related to short- and long-term credit facilities. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currencies. The Company’s interest bearing liabilities are based on fixed and floating interest rates.

Debt liabilities outstanding as at December 31, 2003 based on fixed interest rate are as follows (see Note 19a):

-

the 11 ¼   Notes with a face value of USD 150,000,000

-

the 11 ¼   Notes with a face value of EUR 26 8 , 242 ,000

-

the 10 ⅞   Notes with a face value of EUR 1 56 ,61 5 ,000

Debt liabilities based on floating interest rates consist of Bank Credit Facilities (see
Note 19b). The Company may utilize all facilities by individual drawdowns for the maturity of one, three, six or twelve months.  The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown.

The interest rate exposure consists of a risk of increasing short-term interest rates, which would result in higher financing costs. Interest rate exposure also arises from the possibility of decreasing long-term interest rates that would result in relative increase of financing costs versus market yields. The Company has limited risk of such a scenario by series of prepayment options embedded into all Notes (“Note options”).

The Company’s interest rate exposure is managed by:

-

varying the maturity periods of investments and borrowings,

-

varying the proportions of debt which bears interest on a fixed and a floating basis,

-

varying the period of time for which the interest rate is fixed in respect to the Bank Credit Facilities.

In addition to the interest rate management tools described above, the Company may, in line with its hedging policy enter into the following interest rate hedging transactions:

-

forward rate agreements (FRAs),

-

interest rate swaps,

-

interest rate options (caps, floors, collars).

5.

Financial risk management (cont.)

c.

Credit risk

Commercial credit risk

The Company operates in one industry segment, providing cellular telephone communication services. Substantially all of the Company’s trade debtors are Polish businesses and individuals. Further, the Company has established a network of dealers within Poland to distribute its products. The dealers share many economic characteristics thus receivables from each of these dealers present similar risk to the Company.  The Company generally does not require collateral from its customers.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base.

The Company maintains provisions for estimation of existing credit losses and such losses in the aggregate, have not exceeded Management’s expectations. With the exception of TP SA, which purchases terminating interconnection services from the Company, no single customer accounts for 10% or more of revenues.

The balance of receivables as at December 31, 2003 , representing the total net commercial credit risk exposure as at this date, is presented in Note 12.

Financial credit risk

There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by the treasury function in the Company. In order to minimize the risk the Company limits its counterparties to
a   sufficient number of major banks and financial institutions with high financial ratings.

The balance of financial assets, short-term investments and other financial assets as at December 31, 2003 , representing the total financial credit exposure, is presented in Notes 11 and 16.

6.

Net sales

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Service revenues and fees	5,411,402	4,753,445	4,123,555
Sales of handsets and accessories	189,875	176,379	221,341
	-------------------	-------------------	--------------------
	5,601,277	4,929,824	4,344,896
	===========	===========	============

The Company operates in one segment (providing cellular telecommunication services and the ancillary sale of cellular handsets and accessories) and in one market (the Republic of Poland). The main sources of the Company’s revenue are airtime charges , consisting primarily of monthly service fees (from incoming and outgoing calls), and charges for voice calls and non-voice services that originate or terminate in the Company’s network, and calls placed by the Company’s subscribers on foreign networks (“roaming calls”).

6.

Net sales (cont.)

In 2003 the Company netted PLN 30,329 cost from revenue related to premium calls and premium SMS, as a result of adoption principals of EITF 99-19. The netting is applied to premium calls and premium SMS, when the Company is acting as an agent providing telecommunication services without being the primary obligor in delivery of the relevant service.

7.

Costs and expenses

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 200 1

Cost of sales:
Cost of services sold	2,356,497	2,018,636	1,778,687
Cost of sales of handsets and accessories	1,237,624	970,557	948,750
	------------------	-----------------	------------------
	3,594,121	2,989,193	2,727,437

Operating expenses:
Selling and distribution costs	610,179	545,404	585,463
Administration and other operating costs	235,609	244,711	199,966
	------------------	----------------	-----------------
	8 45, 788	790,115	785,429
	-------------------	-------------------	-------------------
	4,4 39,909	3,779,308	3,512,866
	===========	===========	===========

Costs and expenses include research and development costs that were expensed when incurred. The research and development costs were immaterial in the above periods.

The rental expenses included in costs and expenses amounted to PLN 151,112, PLN 147,133 and PLN 129,053 for the years ended December 31, 2003, December 31, 2002 and December 31, 2001 , respectively.

The following costs and expenses were included in cost of sales:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

External services	1,396,939	1,083,417	869,995
Merchandise sold	1,235,771	969,642	949,805
Depreciation and amortization	842,116	822,993	790,796
Staff costs	79,310	80,626	81,315
Other	39,985	32,515	35,526
	-------------------	-------------------	-------------------
	3,594,121	2,989,193	2,727,437
	===========	===========	===========

7.

Costs and expenses (cont.)

The following costs and expenses were included in selling and distribution costs:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

External services including advertising costs	297,221	252,651	292,367
Staff costs	185,258	183,887	158,700
Depreciation and amortization	69,035	58,441	40,213
Other including bad debt expense	58,665	50,425	94,183
	----------------	----------------	---------------
	610,179	545,404	585,463
	=========	====== ===	=========

The following costs and expenses were included in administration costs:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

External services	94,505	103,437	87,100
Staff costs	85,655	84,031	77,904
Depreciation and amortization	31,121	28,549	19,563
Other	24,328	28,694	15,399
	----------------	----------------	----------------
	2 35,609	244,711	199,966
	=========	== ========	=========

8.

Interest and other financial income

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Gains on valuation of derivatives	167,826	130,081	81,944
Foreign exchange gains	152,901	119,191	207,911
Interest income	14,798	17,182	26,761
Other financial income	1,052	-	-
	---------------	---------------	---------------
	336,577	266,454	316,616
	=========	=========	=========

9.

Interest and other financial expenses

	Year ended December 31, 200 3	Year ended December 31, 200 2	Year ended December 31, 200 1

Foreign exchange losses	339,230	344,551	54,020
Interest expense	348,133	446,673	496,300
Losses on valuation of derivatives	71,564	50,115	144,226
Other financial expenses	4,306	6,793	-
	---------------	---------------	----------------
	763,233	848,132	694,546
	=========	=========	=========

10.

Taxation

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Polish current tax (charge)/benefit	(8 8, 410)	402	-
Polish deferred tax benefit/(charge)	8,893	(220,744)	(25,460)
Foreign current tax charge	(1,273)	(2,020)	(1,419)
	-----------------	----------------	----------------
Tax charge	(80,790)	(222,362)	(26,879)
	==========	=========	=========

Tax loss carry forwards available as at December 31, 2003 amounted to PLN 89, 353 .. The loss can be fully offset against taxable income in year 2004.

According to the Polish tax regulations, the tax rates in effect in 2003 was 27% and 28% for both 2002 and 2001 .. The tax rate for 2004 and the following years is set to be 19% (see  N ote  2).

 The Company recognized the effect of the change in the income tax rate on deferred tax in the income statement for the period ended December 31, 2003.

10.

Taxation (cont.)

The reconciliation between tax charge and the product of accounting profit or loss multiplied by the applicable statutory tax rates is as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 200 1

Profit before taxation	73 4,712	568,838	454,100

Tax rate	27%	28%	28%
	-----------------	-----------------	-----------------
Tax charge using statutory rate	(198,372)	(159,274)	(127,148)

Non-taxable differences	(43,055)	(15,649)	12,309

Change in temporary differences for which realization is not probable	15,779	10,871	32,653

Effect of different tax rates and rules in foreign entities	(1,375)	803	1,881

Change in enacted tax rates	128,182	(68,184)	51,803

Refiling of previous years’ tax return	3,631	402	-

Adjustments to deferred taxes	14,420	8,669	1,623

	-----------------	---------------	----------------
Tax charge	(80,790)	(222,362)	(26,879)
	==========	=========	=========

The deferred tax expense credited to equity after reclassification a part related to CC swaps and forward contracts to the income statement was PLN 765 in 2003, and deferred tax income credited to equity in 2002 and 2001 was PLN 4,703 and PLN 27,346, re spectively.

1.

Taxation (cont.)

	Year ended December 31, 200 3	Year ended December 31, 2002

Deferred tax assets in Poland:
Tax loss carry forward	16,977	138,659
Bad debt provision	38,306	71,524
Asset retirement provision	6,213	-
Accrued interest	8,625	37,729
Unrealized foreign exchange loss, net	43,388	1,661
Financial instruments, net	-	27,449
Accrued expenses	25,246	51,040
Inventory provision	7,199	9,094
Accrued advertising	3,265	5,677
Revenue recognition	21,227	-
	----------------	---------------
	170,446	342,833

Temporary differences for which realization is not probable (“valuation allowance”)	(20,959)	(46,568)
	---------------	--------------
	149 ,487	2 96,265
Deferred tax liabilities in Poland:
Book versus tax basis of GSM /UMTS licenses	(360,826)	(498,295)
Book versus tax basis of fixed assets	(47,929)	(66,141)
Financial instruments, net	(31,295)	-
	----------------	----------------
Net deferred tax liability	(290,563)	(268,171)
	==========	=========

The amounts of valuation allowance as at December 31, 200 3 and December 31, 2002 consist primarily of the bad debt provision for which tax deductibility is uncertain. The valuation allowance as at December 31, 2001 amounted to  PLN 54,585.

11.

Short-term investment and other financial assets

	As at December 31, 2003	As at December 31, 200 2

Forward contracts	68 , 289	-
Currency options	20,826	-
CC swaps	10,040	-
Trade contract derivatives	7,784	8,445
Index swaps	3,599	3,698
	---------------	---------------
	110,538	12,143
	=========	=========

11.

Short-term investment and other financial assets (cont.)

Currency options are used to reduce the risk of currency fluctuation and are valued based on the market value (see Note 23).

Trade contract derivatives represent short-term portion of the derivatives separated from trade contracts (see also Notes 3.14, 16, 18 and 23 ).

Index swaps represent short-term portion of the derivatives bifurcated from Finance lease (see Notes 3.9, 3.14, 19c and 23).

12.

Debtors and prepayments

	As at December 31, 2003	As at December 31, 2002

Trade debtors and accrued revenue	808,902	710,130
Prepaid expenses	12,260	18,412
Other debtors	13, 623	10,427
Amounts due from State Treasury	11,908	2,213
Accounts receivable from shareholders	3,939	1,332
	-----------------	-----------------
	850,632	742,514
Provision for doubtful debtors	(99,510)	(121,765)
	-----------------	-----------------
	751,122	620,749
	==========	==========

Movements of the provision for doubtful debtors were as follow:

	As at December 31, 200 3	As at December 31, 200 2	As at December 31, 200 1

Opening balance	(121,765)	(183,940)	(221,821)
Increase	(66,445)	(86,333)	(138,842)
Write off	55,498	91,399	105,507
Release	33,202	57,109	71,216
	------------------	-------------------	-------------------
Closing balance	(99,510)	(121,765)	(183,940)
	===========	===========	===========

13.

Inventory

	As at December 31, 200 3	As at December 31, 200 2

Cellular handsets	118,323	163,470
Network spare parts and accessories	67,543	71,075
	---------------	---------------
	185,866	234,545
	=========	=========

14.

Property, plant and equipment

	As at December 31, 2003	As at December 31, 2002

Land and buildings	219,340	224,546
Plant and equipment	2,171,110	2,544,135
Motor vehicles	5,617	17,343
Other fixed assets	535,214	537,254
Construction in progress	92,550	115,408
	------------------	------------------
	3,023,831	3,438,686
	===========	===========

During the year ended December 31, 200 3 the Company capitalized PLN 2,713 of foreign exchange losses, PLN 3,590 of interest expense and PLN 287 of hedging gains on CC swaps and forward contracts and during the year ended December 31, 200 2 the Company capitalized PLN 5,459 of foreign exchange losses , PLN 10,127 of interest expense and PLN 504 of hedging expenses on CC swaps ..

The effective capitalization rate used to determine borrowing costs to be capitalized was 20.2 % in 2003 and 19.0 % in 200 2 ..

14.

Property, plant and equipment (cont.)

The movement in each year was as follows:

	Land and Buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total

Cost
As at January 1, 200 2	200,097	3,995,617	35,221	631,026	208,114	5,070,075
Additions	116	-	-	5,949	353,082	359,147
Transfers	46,492	325,242	7,412	61,973	(440,755)	364
Disposals	-	(82,363)	(4,683)	(2,677)	(5,033)	(94,756)
	----------------	-------------------	--------------	----------------	----------------	-----------------
As at December 31, 200 2	246,705	4,238,496	37,950	696,271	115,408	5,334,830
	----------------	-------------------	--------------	---------------	---------------	---------------
Depreciation
As at January 1, 200 2	13,624	1,173,664	16,421	82,556	-	1,286,265
Charge	5,989	582,906	8,528	78,523	-	675,946
Transfer	2,546	(3,016)	-	527	-	57
Disposals	-	(59,193)	(4,342)	(2,589)	-	(66,124)
	--------------	----------------	--------------	---------------	----------------	-----------------
As at December 31, 2002	22,159	1,694,361	20,607	159,017	-	1,896,144
	---------------	----------------	--------------	---------------	----------------	-----------------
Net book value as at December 31, 2002	224,546	2,544,135	17,343	537,254	115,408	3,438,686
	=========	==========	========	========	=========	==========

	Land and Buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total

Cost
As at January 1, 200 3	246,705	4,238,496	37,950	696,271	115,408	5,334,830
Additions	-	4,660	-	6,858	279,710	291,228
Asset retirement obligation	-	-	-	44,449	-	44,449
Transfers	887	233,534	2,898	47,286	(284,605)	-
Disposals	-	(45,509)	(17,272)	(4,46 2)	(4,740)	(71,983)
	---------------	----------------	--------------	--------------	----------------	-----------------
As at December 31, 2003	247,592	4,431,181	23,576	790,402	105,773	5,598,524
	---------------	----------------	--------------	--------------	---------------	-----------------
Depreciation
As at January 1, 2003	22,159	1,694,361	20,607	159,017	-	1,896,144
Charge	6,093	603,950	7,450	82,664	-	700,157
Charge from asset retirement obligation	-	-	-	17,520	-	17,520
Provision for construction in progress	-	-	-	-	13,223	13,223
Disposals	-	(38,240)	(10,098)	(4,013)	-	(52,351)
	----------------	----------------	----------------	----------------	-----------------	------------------
As at December 31, 2003	28,252	2,260,071	17,959	255,188	13,223	2, 574,693
	----------------	----------------	----------------	----------------	----------------	-----------------
Net book value as at December 31, 2003	219,340	2,171,110	5,617	535,214	92,550	3,023,831
	=========	==========	=========	==========	==========	==========

14.

Property, plant and equipment (cont.)

In 2003, as a result of change in estimation of the asset retirement obligation, the Company capitalized the cost at the amount of PLN 44,449 to the network equipment and increased the depreciation costs by PLN 17,52 0 (see Notes 3.13, 3.22 and 20).

Property, plant and equipment held under capital leases without later improvements (included in the previous schedule):

	As at December 31, 200 3			As at December 31, 200 2

	Land	Buildings	Other	Land	Buildings	Other

Cost	6,293	197,806	990	6,293	197,806	990
Accumulated depreciation	-	(24,697)	(438)	-	(18,848)	(338)
	----------	--------------	-----------	----------	-------------	----------
Net	6,293	173,109	552	6,293	178,958	652
	======	========	======	======	========	======

As at January 1, 2002 the Company transferred the improvements made in leased buildings from Other fixed assets to Land and Buildings. As at December 31, 2003 gross value and accumulated depreciation of the improvements amounted to PLN 42,419 (as at December 31, 2002 PLN 41,430) and PLN 3,332 (as at December 31, 2002 PLN 3,069), respectively
..

15.

Intangible fixed assets

	As at December 31, 2003	As at December 31, 2002

GSM and UMTS licenses	2,523,010	2,335,836
Computer and network software	284,640	287,323
Trademark	104	118
Transaction costs	22,226	27,853
	-------------------	-------------------
	2,829,980	2,651,130
	===========	===========

During the year ended December 31, 200 3 the Company capitalized to intangible fixed assets PLN 109,136 of foreign exchange losses, PLN 171,438 of interest expense and PLN 16,273 of hedging gains on CC swaps and forward contracts. During the year 2003 the Company recognized in income statement financial expenses at the amount of PLN 46,624 as an excess of foreign exchange losses over the amount treated as an adjustment to interest cost. D uring the year ended December 31, 2002 the Company capitalized to intangible fixed assets PLN 104,142 of foreign exchange losses , PLN 160,316 of interest expense and PLN 5,394 of hedging expenses on CC swaps ..

The effective annual capitalization rate for the whole period of capitalization from 2000 for external borrowing (i.e. excluding interest and foreign exchange rates from revaluation of UMTS license liability) was 14.6%.

The Company has no intangible assets generated internally.

15.

Intangible fixed assets (cont.)

The movement in each year was as follows:

	GSM & UMTS Licenses	Computer and network software	Trade Mark	Transaction costs	Total

Cost
As at January 1, 200 2	2,448,862	468,941	206	35,137	2,953,146
Additions	-	197,480	-	7,913	205,393
Transfers	-	(364)	-	-	(364)
Disposals	-	(36,100)	-	-	(36,100)
Capitalization of borrowing costs	269,852	-	-	-	269,852
	-----------------	----------------	------------------	-----------------	-------------------
As at December 31, 2002	2,718,714	629,957	206	43,050	3,391,927
	-----------------	----------------	------------------	-----------------	------------------
Amortization
As at January 1, 2002	305,751	228,539	74	5,972	540,336
Charge	77,127	150,157	14	6,739	234,037
Transfers	-	(57)	-	-	(57)
Disposals	-	(36,005)	-	-	(36,005)
Other	-	-	-	2,486	2,486
	----------------	-----------------	------------------	-----------------	-------------------
As at December 31, 2002	382,878	342,634	88	15,197	740,797
	-----------------	----------------	------------------	-----------------	------------------
Net book value as at December 31, 2002	2,335,836	287,323	118	27,853	2,651,130
	==========	==========	==========	==========	==========

	GSM & UMTS Licenses	Computer and network software	Trade Mark	Transaction costs	Total

Cost
As at January 1, 2003	2,718,714	629,957	206	43,050	3,391,927
Additions	-	141,037	-	6,446	147,483
Disposals		(24,651)	-	-	(24,651)
Capitalization of borrowing costs	264,301	-	-	-	264,301
	-----------------	----------------	----------------	----------------	-----------------
As at December 31, 2003	2,983,015	746,343	206	49,496	3,779,060
	-----------------	-----------------	----------------	----------------	-----------------
Amortization
As at January 1, 2003	382,878	342,634	88	15,197	740,797
Charge	77,127	139,277	14	8,177	224,595
Disposals	-	(20,208)	-	-	(20,208)
Other				3,896	3,896
	----------------	----------------	-----------------	----------------	------------------
As at December 31, 2003	460,005	461,703	102	27,270	949,080
	----------------	----------------	-----------------	----------------	------------------
Net book value as at December 31, 2003	2,523,010	284,640	104	22,226	2,829,980
	==========	==========	==========	==========	===========

15.

Intangible fixed assets (cont.)

Licenses

The balance of GSM and UMTS licenses consists of GSM 900, GSM 1800, UMTS and Lease line licenses acquired by the Company from the Polish State, represented by the Minister of Communications.

The GSM 900 license was acquired on February 23, 1996 and issued for a term of 15 years and allows the Company to apply for an extension for an agreed period of one year prior to its expir y date together with a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the ETSI/GSM 900 MHz band. The Company was required to pay the Polish government a fee equal to the PLN equivalent of EUR 218 million, which was fully paid by December 31, 2001.

The GSM 900 license is subject to a number of commercial and technical conditions. While Polish law provides that the license may be revoked or limited in the event that the Company fails to meet any of these conditions, the Company believes that it is currently in compliance with all of the GSM 900 license conditions.

The GSM 1800 license was acquired on August 11, 1999 and has been in use since
March 1, 2000. The Company was required to pay the Polish government a fee equal to the PLN equivalent of EUR 100 million, which was fully paid by December 31, 2002.

Similar to the GSM 900 license, the GSM 1800 license requires that the Company meets certain coverage and technical criteria, including a requirement that the dropped call rate does not exceed 5% during peak hours and that the Company attains geographical coverage combined with the 900 MHz and 1800 MHz frequencies of 90% by June 2004. The Company has already exceeded this level of coverage and complies with the dropped call rate criteria.

On September 29, 2000 the Minister of Communications granted the Company a license to lease the telecommunication lines in the Company’s network, including a permit to install and utilize telecommunication equipment and network (“the Lease Lines License”). The Lease Line License is valid for 15 years from the date when it was delivered to the Company and has been valued at the nominal value as the license fee was paid in a single installment.

On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the UMTS standard in the 2 GHz band, including a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the 2 GHz band (“the UMTS license”). The UMTS license is valid for 22 years from the date of acquisition. The Company is required to pay to the Polish government a fee equal to the PLN equivalent of EUR 650 million, which is payable in 22 installments. For further disclosure of liability balance see Note 19d.

The UMTS license requires the Company to attain 20% population coverage by the end of 2007 and the Company is no longer obliged to meet the original 40% population coverage requirement (see Note 2).

The above-described GSM 900 license, GSM 1800 license, UMTS license and the Lease Lines licenses are not transferable assets.

16.

Financial assets

	As at December 31, 200 3	As at December 31, 2002

Note options	123,307	127,029
Trade contract derivatives	28,823	38,207
Forward contracts	39,988	5,638
CC swaps	55,115	414
Long term receivables	1,140	-
	----------------	----------------
	248,373	171,288
	=========	=========

Note options are prepayment options separated from the Notes.

Trade contract derivatives are separated from trade contracts denominated or linked to currency, which (i) is not the currency of the primary economic environment in which any substantial party to contract operates or (ii) is not a currency in which the price of the related good or service is routinely denominated in international commerce.

17.

Deferred costs and Other long-term assets

	As at December 31, 2003	As at December 31, 2002

Multiple-element transaction costs	118,344	76,011
Other deferred costs	3,322	4,939
	---------------	---------------
	121,666	80,950

Other long-term assets	1,214	1,141
	---------------	---------------
	122,880	82,091
	=========	=========

Multiple-element transaction costs represent the deferred costs from non-separable contracts (see Note 3.16).

18.

Current liabilities

	As at December 31, 2003	As at December 31, 2002

Accounts payable
Trade creditors	146,676	154,808
Construction payables	142,223	125,728
Accounts payable to shareholders	1,506	4,741
	-----------------	-----------------
	290,405	285,277

Amounts due to State Treasury	69,385	57,756

Interest-bearing liabilities
Interest accrued on Notes	56,915	76,483
Interest accrued on Bank Credit Facilities	3,415	26,557
Finance lease payable (see Note 19c)	15,136	18,070
Overdraft facilities	25,979	12
	-----------------	-----------------
	101,445	121,122

Accruals (see Note 20)	220,595	185,569

Deferred income and other liabilities
Deferred income	183,247	153,100
CC swaps	-	43,051
Forward contracts (see Notes 3.14 and 23)	22,091	22,258
Social fund	3,890	3,603
Deposits from subscribers	2,364	1,969
Payroll	195	377
	-----------------	-----------------
	211,787	224,358
	-----------------	-----------------
	893,617	874,082
	==========	==========

The social fund is an employer’s obligation arising from a government mandated calculation based on number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefit of the employees.

19.

Long-term liabilities

	As at December 31, 200 3	As at December 31, 2002

Interest-bearing liabilities
Long-term Notes	2,510,042	2,950,039
Bank Credit Facilities	535,933	990,217
UMTS license liability	576,875	438,550
Finance lease payable	155,129	164,045
Index swaps (see Notes 3.9, 3.14, 19c and 23)	33,771	40,514
	--------------------	---------------------
	3,811,750	4,583,365

Non-interest-bearing liabilities
Multiple-element transaction revenue	118,344	76,011
Other non-interest bearing long-term liabilities	13	-
CC swaps	-	89,148
	-------------------	--------------------
	118,357	165,159

Deferred tax liability (see Note 10)	290,563	268,171

Provisions for liabilities and charges (see Note 20)	91 ,952	21,740
	--------------------	--------------------
	4,312,622	5,038,435
	============	============

19.

Long-term liabilities (cont.)

a.

Notes

The Company is full and unconditional guarantor of the following Notes issued by its subsidiaries. The net proceeds from the Notes were loaned to the Company.

	11 ¼% Notes	11 ¼% Notes	10 ⅞% Notes

Issuance date	November 23, 1999	November 23, 1999	May 8, 2001

Issuer	PTC International Finance II S.A.	PTC International Finance II S.A.	PTC International Finance II S.A.

Nominal value	EUR 26 8 * million	USD 150 million	EUR 1 57 ** million

Coupon	11 ¼	11 ¼	10 ⅞

Interest payment	on each June 1 and December 1	on each June 1 and December 1	on each January 31 and July 31

Maturity date	December 1, 2009	December 1, 2009	May 1, 2008

Registered	in the United States (SEC); Luxembourg Stock Exchange	in the United States (SEC); Luxembourg Stock Exchange	in the United States (SEC); Luxembourg Stock Exchange

Market price as at December 31, 200 3 (% of nominal value)	10 9 .. 5 0	1 10 ..00	1 10 ..00

Carrying amount as at December 31, 2003 (including interest)	1,255,315	552,897	758,745

On June 30, 2003 the Company called all the outstanding 10 ¾% Notes with a principal amount of USD 126,215 thousand, constituting 49.85% of the initial total amount of the Notes, at the price of 103.583%. The costs related to the redemption of 10 ¾% Notes incurred by the Company amounted to PLN 26,423, which include PLN 17,867 of premium cost and PLN 6,691 of 10 ¾% Note call option written off. The Notes were redeemed from investors on July 1, 2003 by the trustee.

*  In 2003 the Company repurchased on the market 4 ..9 % of the total principal amount of the 11 ¼% Notes of EUR 14,508 thousand. The principal amount of the repurchased Notes has been delisted from the Luxembourg Stock Exchange ..
The amount of EUR 26 8 , 242 thousand of the 11 ¼% Notes remain outstanding as at December 31, 200 3 and continue to be listed on the Luxembourg Stock Exchange.

** In 2003 the Company repurchased on the market the principal amount of
EUR 30,885 thousand of the 10 ⅞% Notes (15.4 % of the total initial principal amount).
The principal amount of the repurchased Notes has been delisted from the Luxembourg Stock Exchange .. The amount of EUR 156,615 thousand of the 10 ⅞% Notes remain outstanding as at December 31, 200 3 and continue to be listed on the Luxembourg Stock Exchange.

19.

Long-term liabilities (cont.)

a.

Notes (cont.)

The total financial cost related to open market buy backs of EUR 11 ¼% Notes and 10 ⅞% Notes amounted to PLN 20,194 ..

The Company has right to the following call options embedded in the respective Notes:

	11 ¼% Notes	10 ⅞% Notes

Period 1

Date	December 1, 2004 – December 1, 2009	May 1, 2005 – May 1, 2008

Redemption amount	in whole or in part	in whole or in part

Redemption price range	105.625% – 100.00% of nominal value	105.438% – 100.00% of nominal value

Period 2

Date	The Period 2 Issuer Call Option has not been exercised by the Issuer and expired in the last quarter of 2002.	May 8, 2001 – May 1, 2004

Redemption amount		any amount up to 35% of the outstanding principal amount

Redemption price range		110.875% of nominal value

Fair value of the Notes call options is presented in Note 23.

The Notes also have put options, which may be exercised (in any part) at 101% of nominal value by the Noteholders if a change of control event occurs. Change of control events are when : (1) if any person o r group becomes the beneficial owner of 50% or more of the total voting power except for Permitted Holders and as a consequence at least two notches decline in the rating of the Notes or the rating is withdrawn , (2) substantially all the assets of the Company are sold or (3) certain changes in the Supervisory Board.

b.

Bank Credit Facilities

On February 20, 2001 the Company signed the two loan facility agreements (“Main Bank Facility Agreement” amounting to EUR 550 million and “Supplemental Bank Facility Agreement” amounting to EUR 150 million (extended from EUR 100 million on September 21, 2001) – together “Bank Credit Facilities”) with the consortium of banks organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the European Bank for Reconstruction and Development.

As at December 31, 2003 the balance outstanding under the Main Bank Facility Agreement amounted to PLN 535.9 million, which consisted of PLN 250 million of the domestic tranche, USD 26 million and EUR 40 million of the multi-currency tranche.

19.

Long-term liabilities (cont.)

b.

Bank Credit Facilities (cont.)

The main terms of the Main Bank Facility Agreement are as follows:

Facilities limits

equivalent of EUR 550 million available under two tranches: the multi-currency tranche amounting to EUR 292.5 million and the domestic tranche of EUR 257.5 million available in PLN

Interests

LIBOR, EURIBOR, WIBOR plus negotiated margins

Collateral

pledge on the Company’s assets and rights except for future real estates, the escrow fund for Notes and leased assets

Repayment date

quarterly reduction in facility limit starting

from September 30, 2004 to February 20, 2006.

The main terms of the amended Supplemental Bank Facility Agreement are as follows:

Facilities limits

equivalent of EUR 150 million available under two tranches: the multi-currency tranche amounting to EUR 20 million and the domestic tranche of EUR 130 million available in PLN

Interests

LIBOR, EURIBOR, WIBOR plus negotiated margins

Collateral

pledge on the Company’s assets and rights except for future real estates, the escrow fund for Notes and leased assets

Repayment date

reduction in facility limit starting from September 30, 2005 to March 31, 2007.

As at December 31, 200 3 the Supplemental Bank Facility was not drawn.

In addition under Bank Credit Facilities the Company is obliged to satisfy as at December 31, 200 3 the following covenants:

-

Senior Debt to earnings before interest, tax, depreciation and amortization costs (“ EBITDA”) * at the level below 3 .. 5 :1.0

-

EBITDA to Interest Expense on Senior Debt at the level not less than 3.0:1.0

-

EBITDA to Interest Expense on Total Debt at the level not less than 2. 25 :1.0

*EBITDA calculated as operating profit increased by the amortization and depreciation expenses.

As at the balance sheet date the Company met these covenants with comfortable margin.

19.

Long-term liabilities (cont.)

c.

Finance lease

On March 25, 1997 the Company entered into a finance lease agreement relating to its new headquarters building and underlying land (“Finance lease”). The headquarters lease obligation is denominated in USD and payable in PLN. The term of the lease is 15 years and the Company has a right to acquire the leased asset at the end of the lease not sooner than on April 30, 2013 and not later than by the July 31, 2013 (the value of the purchase option calculated as the leased space multiplied by the price per square meter amounts to USD 11,825).

The minimum lease payments have been discounted at 11.338% (first building leased in second half of 1998) and at 11.174% (second building leased in July 1999), which approximated the Company’s borrowing rate for USD as at the date of acquisition of the leased assets.

The timing and values of lease payments are presented below.

The future value payments under finance leases as at December 31, 200 3 include future indexing of minimal lease payments.

	As at December 31, 2003
	Future Value	Interest	Discounted with index swaps	Discounted	Index swaps

Not later than 1 year	30,376	18,839	11,537	15,136	(3,599)
Later than 1 year and not later than 5 years	130,894	86,273	44,621	49,512	(4,891)
Later than 5 years	208,631	64,352	144,279	105,617	38,662
	----------------	-----------------	----------------	-----------------	---------------
	369,901	169,464	200,437	170,265	30,172
	=========	==========	=========	==========	=========

	As at December 31, 2002
	Future Value	Interest	Discounted with index swaps	Discounted	Index swaps

Not later than 1 year	30,956	16,584	14,372	18,070	(3,698)
Later than 1 year and not later than 5 years	133,388	84,177	49,211	54,335	(5,124)
Later than 5 years	253,828	98,480	155,348	109,710	45,638
	----------------	-----------------	-----------------	-----------------	-----------------
	418,172	199,241	218,931	182,115	36,816
	=========	==========	=========	==========	==========

19.

Long-term liabilities (cont.)

d.

License fee payables

The fees for the Company’s UMTS license was denominated in EUR and payable in installments. These deferred payments have been discounted at 12.06% for short-term and 12.11% for long-term installments of the UMTS license , which approximated the Company’s borrowing rate for EUR as at the date of acquisition of the license .. As at December 31, 200 3 the value of the UMTS license liability amounted to PLN 577 million. The value was calculated as discounted future payments at current market interest rates. As at that date there was no GSM 900 or GSM 1800 license liability outstanding.

The maturity of license fee payable as at December 31, 2003 was as follow:

	EUR’000 nominal	EUR’000 discounted	PLN’000 discounted

Between 2 and 5 years	60,000	41,772	197,040
Over 5 years	330,000	80,525	379,835
	----------------	----------------	----------------
	390,000	122,297	576,875
	=========	=========	=========

The maturity of license fee payable as at December 31, 2002 was as follow:

	EUR’000 nominal	EUR’000 discounted	PLN’000 discounted

Between 2 and 5 years	45,000	29,477	118,502
Over 5 years	345,000	79,610	320,048
	----------------	----------------	----------------
	390,000	109,087	438,550
	=========	=========	=========

20.

Accruals and Provisions for liabilities and charges

	As at December 31, 2003	As at December 31, 2002

Accruals	220,595	185,569

Provisions for liabilities and charges
Provision for loyalty program
Opening balance	21,740	20,652
Increase	26, 042	13,498
Decrease	(21, 123 )	(12,410)
	----------------	----------------
Closing balance	26 ,659	21,740
Provisions for dismantlement and restoration costs (see Note 3.4, 3.13, 14)	59,629	-
Other provisions for liabilities and charges	5 ,664	-
	----------------	----------------
	91 , 952	21,740
	=========	=========

The balance of accruals includes mainly operating costs not invoiced and employee bonuses.

The provision for dismantling and restoration costs results from the change of estimation made by the Company in year 2003 (see Note 3.4).

21.

Capital

	As at December 31, 200 3	As at December 31, 2002

Allotted, called-up and fully paid:
471,000 ordinary shares of PLN 1,000 each	471,000	471,000
Additional paid-in capital	409,754	409,754
	----------------	----------------
	880,754	880,754
	==========	==========

As at D ecember 31, 2003 Company’s shareholder structure was as follows:

	Number of shares	Number of votes	Nominal value of shares	Percentage of share capital
Elektrim Telekomunikacja Sp. z o.o.	226,079	226,079	226,079	47.9998%
T – Mobile Deutschland GmbH	105,975	105,975	105,975	22.5%
MediaOne International B.V.	105,975	105,975	105,975	22.5%
Polpager Sp. z o.o.	18,840	18,840	18,840	4.0%
Carcom Warszawa Sp. z o.o.	8,949	8,949	8,949	1.9%
Elektrim Autoinvest S.A.	5,181	5,181	5,181	1.1%
Elektrim S.A.	1	1	1	0.0002%
	----------------	----------------	----------------	----------------
	471,000	471,000	471,000	100%
	=========	=========	=========	=========

22.

Related party transactions

The below transactions consist primarily of roaming services rendered and received as well as consulting expenses.

Management believes that related party transactions were conducted primarily on market terms.

As at and for the year ended December 31, 200 3	As at and for the year ended December 31, 200 2	As at and for the year ended December 31, 200 1

Elektrim S.A.

Inter-company receivables	9	-	93
Inter-company payables and accruals	34	25	23
Inter-company sales	120	310	741
Inter-company purchases	231	242	272

Elektrim Telekomunikacja Sp. z o.o. (“ET”)

Inter-company receivables	8	-	-
Inter-company payables and accruals	518	368	-
Inter-company sales	94	161	38
Inter-company purchases	1,970	2,039	-

T-Mobile Deutschland GmbH, T-Mobile International AG (“T-Mobile”)

Inter-company receivables	3,922	1,332	521
Inter-company payables and accruals	5,770	6,447	2,897
Inter-company sales	27,556	23,809	24,365
Inter-company purchases	28,340	24,866	22,128

MediaOne International B.V. (“MediaOne”)

Inter-company purchases	-	-	278

Vivendi Telecom International (“Vivendi”)

There were no material transactions with Vivendi Telecom International.

23.

Derivative financial instruments

Type of derivative	Forward contracts	Note options	Currency options	CC swaps	Index swaps	Trade contract derivatives	Total
Balance as at January 1, 200 3 asset/(liability)	(16,620)	127,029	-	(131,785)	(36,816)	46,652	(11,540)
Cash paid/(received) on realization	(17,970)	-	20,045	89,194	(5,314)	(7,171)	78,784
Changes in the fair value together with realization reported in the income statement	124,567	(3,722)	781	(10,718)	11,958	(2,874)	119,992
Changes in the fair value reported in shareholders’ equity (hedge reserve)	(3,791)	-	-	118,464	-	-	114,673
	- ------------	-------------	-------------	--------------	--------------	--------------	--------------
Balance as at December 31, 2003 asset/(liability)	86,186	123,307	20,826	65,155	(30,172)	36,607	301,909
	=======	========	========	========	========	========	========

Forward contracts are used by the Company to hedge foreign exchange risk related to operational and financial transactions. The Company applies hedge accounting for financial transactions.

Maturity of forward contracts is as follow:

	Currency	Notional value in currency	Carrying value asset/(liability)

Within 1 year	USD	184 million	(22,091)
Within 1 year	EUR	115 million	68,289
Between 1 and 2 years	EUR	60 million	39,988
			----------------
			86,186
			=========

Note options represent the estimated fair values of call options embedded in the Company’s Notes. Upon exercise of the call option or upon redemption of the Notes by other means, the fair value of the relevant call option is written back to the income statement immediately. Any reduced interest payments resulting from the redemption of the relevant Notes are recognized as they accrue.

Call option value will be written down in line with planned bonds buy-backs and refinancing.

23.

Derivative financial instruments (cont.)

On March 18, 2003 a new treaty on avoidance of double taxation between Poland and the Netherlands became law. The new treaty will provide for a 5 percent withholding tax on interest payments whereas previously no tax was due. The Republic of Poland has requested an exemption period to the European Union ("EU") Directive  2003/49/EC of June 3, 2003 on a common system of taxation applicable to interest and royalty payments made between associated companies of different member states providing for no withholding taxes to be levied on interest payments between EU members from January 1, 2004. Should Poland be granted the exemption and should the Company be unable to identify reasonable measures to avoid payment of the withholding tax, the Company may become entitled to redeem the 10 ⅞% Notes and 11¼% Notes at face value plus accrued interests and therefore the Company's Management may decide to execute this tax redemption option. No decision has been taken in this respect as at the date of the authorization of the consolidated financial statements.

In November 2003 the Company has purchased the currency options in order to reduce the risk arising from currency fluctuation. The premium paid represents the initial option value.

CC swaps are designated (except for the contract described below) as hedges against exposure to changes in future cash flows arising from the foreign exchange risk on the future interest coupon payments.

The following CC swaps have been entered into by the Company:

Issuance date	Notional in currency	Notional in PLN	PTC pays	PTC receives	Maturity date

April 4, 2001	EUR 60 million	217,140	PLN 15.20%	EUR 11 ¼%	December 1, 2007

May 21, 2001	EUR 90 million	314,640	PLN 15.26%	EUR 11 ¼%	December 1, 2007

May 23, 2001	EUR 100 million	344,890	PLN 13.96%	EUR 10 ⅞%	May 1, 2007

December 10, 2001	EUR 50 million	181,700	PLN 12.69%	EUR 10 ⅞%	May 1, 2007

December 10, 2001	EUR 75 million	271,650	PLN 13.56%	EUR 11 ¼%	December 1, 2007

The timing of cash flows related to CC swaps is the same as for Notes interest obligation.

As presented in Note 5a, in November 2003 the Company changed its Notes refinancing plans and effectively shortened the term of coupon payments exposure. As a result the maturity of some outstanding CC swap cash flows would exceed the planned date of Notes refinancing. In order to match those CC swap cash flows with the new refinancing plan the Company restructur ed outstanding CC swaps. The USD CC swaps were terminated resulting in PLN 24,522 of the cumulative losses which were previously reported directly in equity being reclassified, because the forecasted transaction is no longer expected to occur.

In respect to EUR CC swaps, cash flows due after Notes refinancing would hedge other exposure than coupon payments namely EUR borrowings used for refinancing of part of EUR denominated Notes. The Company discontinued hedge accounting in relation to part of the coupon payments on EUR denominated Notes that are no longer expected to occur (see Notes 5a). As at December 31, 2003 PLN 55,115 thousand previously recognized in equity has been reported as financial income in the income statement for 2003, because the forecasted transaction is no longer expected to occur.

23.

Derivative financial instruments (cont.)

The market value of CC swaps related to the 10 ¾% Notes redeemed in June 2003 amounted to a liability of PLN 28,750 and was written off to income in June 2003 at the date of the Notes redemption. In relation to the remaining fixed USD cash flows due to the Company from the counterparty between January 2004 and July 2005 the Company does not apply hedge accounting. The change in fair value of those hedges was taken to income and classified as a forward in assets after the last 10 ¾% Note coupon was paid.

In November 2003 this transaction was terminated resulting in PLN 24,271 of finance cost being reclassification of the cumulative losses which were previously reported directly in equity, because the forecasted transaction is no longer expected to occur.

24.

Financial commitments

a.

Operating leases (not included in liabilities)

In 2003 the Company entered into the operating lease agreements for cars fleet management. The minimum annual rentals payable on this agreements are as follows:

As at December 31, 2003

Not later than 1 year	6,714
Later than 1 year and not later than 5 years	20,593
-------------------
27,307
===========

The minimum annual rentals payable on operating leases (both cancelable and non-cancelable) are as follows:

	As at December 31, 200 3	As at December 31, 2002	As at December 31, 2001

Not later than 1 year	113,250	112,563	118,654
Later than 1 year and not later than 5 years	351,047	354,935	361,141
Later than 5 years	173,845	210,353	257,698
	-------------------	-------------------	-------------------
	638,142	677,851	737,493
	===========	===========	===========

Unlimited agreements (yearly)	23,147	20,884	22,610

24.

Financial commitments (cont.)

a.

Operating leases (not included in liabilities) (cont.)

Assets under operating leases include primarily network sites, office space, retail outlets and warehouses ..

b.

Capital equipment commitments (not included in liabilities)

	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001

Authorized and contracted	127,839	166,982	393,841
Authorized and not contracted	812,511	574,057	709,780
	------------------	-------------------	---------------------
	940,350	741,039	1,103,621
	==========	===========	============

25.

Dividend restriction

The Company's statutory financial statements are prepared in accordance with PAS .. Dividends may only be distributed from the net profit reported in the unconsolidated Polish annual statutory financial statements.

As at December 31, 2003 the Company was in compliance with all covenants necessary to allow payment of dividends.

As at the day of authorization of the consolidated financial statements the Company’s Shareholders’ Meeting has not made a decision regarding 2003 profit distribution ..

26.

Supplementary cash flow information

Cash and cash equivalents consist of cash on hand, balances deposited with banks and short-term, highly liquid investments.

	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001

Balances deposited with banks:
Current accounts	14,612	13,127	10,416
Term deposits with original maturity of less than 90 days	3,551	40,482	25,609
Social fund cash	2,533	620	301
Cash on hand	184	183	185
	-----------------	-----------------	-------------------
Cash and cash equivalents	20,880	54,412	36,511
Bank overdraft	(25,979)	(12)	-
	-----------------	-----------------	-------------------
Cash and cash equivalents including overdrafts	(5,099)	54,400	36,511
	==========	==========	===========

27.

Employment

	As at December 31, 200 3	As at December 31, 200 2	As at December 31, 2001

Headcount at the year end	3,803	3, 702	3, 684

28.

Estimation of the fair values

The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding as at December 31, 2003 and 2002 , in million PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions.

	As at December 31, 2003		As at December 31, 2002
	million PLN		million PLN
	Carrying amount	Fair value	Carrying amount	Fair value

Financial Assets
Cash and cash equivalents	21	21	54	54
Short-term investments and other financial assets	111	111	12	12
Debtors and accrued revenue	713	713	600	600
Financial assets (long-term)	248	248	171	171

Financial Liabilities
Current liabilities and accruals	599	593	645	645
Long-term liabilities	3,749	4,356	4,531	4,758

Debtors and accrued revenue, current liabilities and accruals

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

The carrying amounts of forward foreign exchange contracts are based on quoted market forward rates as at the year-end balance sheet dates.

Cash and cash equivalents, short-term investments and financial assets (long-term)

The carrying amounts of cash and cash equivalents approximate fair values. The fair value of publicly traded short-term investments is based on quoted market values.

Long-term liabilities

The fair value of fixed rate long-term debt is estimated using the expected future payments discounted at market interest rates, except for the publicly traded liabilities, which are quoted at market values. The carrying amount of market-based floating rate long-term loans approximates their fair value.

29.

Differences between IFRS and US GAAP

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain aspects from US GAAP.

The effects of the principal differences between IFRS and US GAAP in relation to the Company’s consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income.

Reconciliation of consolidated net income:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Net income under IFRS	653,922	346,476	427,221

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(91,766)	(109,601)	107,075
(b) Depreciation and amortization of foreign exchange differences	9,738	9,528	9,268
(c) Revenue recognition (SAB 101/EITF 00-21 )	(96)	(45)	1,151
(d) SFAS 133/IAS 39	(5,682)	(62,217)	(28,072)
(f) Asset retirement obligations	24,285	-	-
(g ) Reclassification of CC swaps	(8,673)	-	-
(h ) Deferred tax on above	8,732	25,821	(8,367)
	-----------------	-----------------	-----------------
Net income under US GAAP before cumulative effect of changes in accounting principles	590,460	209,962	508,276

Changes in a ccounting principles adjustments:

(d) SFAS 133/IAS 39 implementation	-	-	(35,158)
(e) Transaction costs	-	-	7,220
(f) SFAS 143 cumulative effect	(24,285)	-	-
(h ) Deferred tax on above	4,614	-	6,470
	-----------------	----------------	----------------
Net income under US GAAP	570,789	209,962	486,808
	==========	=========	=========

29.

Differences between IFRS and US GAAP (cont.)

Reconciliation of comprehensive income:

	Year ended December 31, 200 3	Year ended December 31, 200 2	Year ended December 31, 200 1

Net income under US GAAP	570,789	209,962	486,808

Other comprehensive gain/(loss) (Hedge Reserve)	86,800	4,408	(96,955)
Effect of subsidiary closing (see Note 2)	(2,605)	-	-
	------------------	------------------	------------------
Total comprehensive income under US GAAP after subsidiary closing	654,984	214,370	389,853
	==========	==========	==========

Reconciliation of consolidated shareholders’ equity:

	As at December 31, 2003	As at December 31, 200 2	As at December 31, 2001

Consolidated shareholders’ equity under IFRS	2,087,231	1,352,527	995,745

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(193,356)	(101,590)	8,011
(b) Depreciation and amortization on above	51,499	41,761	32,233
Revenue recognition (SAB 101/EITF 00-21 )	(579)	(483)	(438)
(d) SFAS 133/IAS 39	(95,971)	(90,289)	(56,869)
(f) Asset retirement obligations	24,285	-	-
(g) Reclassification of CC swaps	(8,673)	-	-
( h ) Deferred tax on above	26,631	17,899	(1,299)
(j ) Hedge reserve	(2,485)	(5,898)	-
	--------------------	------------ ------	----------------
Consolidated shareholders’ equity under US GAAP before cumulative effect of changes in accounting principles	1,888,582	1,213,927	977,383

C hanges in accounting principles adjustments:

(d) SFAS 133/IAS 39 implementation	-	-	28,797
(f) SFAS 143	(24,285)	-	-
( h ) Deferred tax on above	4,614	-	(6,623)
	--------------------	--------------------	-----------------
Consolidated shareholders’ equity under US GAAP	1,868,911	1,213,927	999,557
	============	==== === =====	==========

29.

Differences between IFRS and US GAAP (cont.)

a.

Removal of foreign exchange differences capitalized for IFRS

In accordance with IAS 23 Borrowing Costs, the Company capitalizes financing costs, including interest and foreign exchange gains or losses and hedging gains and losses , into assets under construction.

For property, plant and equipment under construction, the Company capitalizes interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets (see Note 14). The Company capitalized financing costs attributable to the acquisition of its GSM 900, GSM 1800 and UMTS licenses, including interest on the related long-term obligation and foreign exchange losses because these licenses are integral parts of the network (see Note 15).

Under Statement of Financial Accounting Standards 52 Foreign Currency Translation, however, foreign exchange differences relating to financing obligations should be included in the income statement of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company’s consolidated financial statements are expensed under US GAAP.

b.

Depreciation and amortization

The US GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchange differences and hedging gains and losses in the Company’s IFRS consolidated financial statements. Since under US GAAP these foreign exchange differences and hedging gains and losses are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IFRS has been reversed.

c.

Revenue recognition (SAB 101/ EITF 00-21 )

U

nder IFRS

the Company continues the revenue recognition policy applied to prior periods for multi element arrangements.

Under US GAAP, the Company implemented for the arrangements entered into on or after July 1, 2003 principles of EITF 00-21. EITF 00-21 gives detailed interpretation relating to revenue recognition and addresses certain aspects of the accounting of the elements of the multiple-deliverable arrangements as separate units of accounting.

As a result of implementation of EITF 00-21 the Company has identified multiple element arrangements as it pertains to the sale of handsets and the delivery of service. The effect in  the income and expenses for the arrangements entered in the period from July 1, 2003 till December 31, 2003 that are deferred and recognized ratably over the average expected life of the customer under IFRS are immediately recognized in income statement account under US GAAP. Total revenues of PLN 58,646 and related costs of PLN 58,646 have thus been recorded for US GAAP.

The arrangements entered into before July 1, 2003 are settled under SAB 101 till termination.

29.

Differences between IFRS and US GAAP (cont.)

d.

SFAS 133

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company separates call options from long-term Notes’ host contract and accounts for as derivatives under IAS 39, while they are not recognized as embedded derivatives for US GAAP purposes.

The accounting change principles under US GAAP advise to include the cumulative effect in the net income of the period of the change. However, for qualifying cash flow hedge instruments a portion (or the entire amount ) of the cumulative effect should be classified to other comprehensive income (hedge reserve), a component of shareholders’ equity.

e.

Transaction costs

IAS 39 requires transaction costs to be included in the initial measurement  of financial assets and liabilities.  Under US GAAP these costs should be presented as deferred costs in the amount of PLN 60,524 as at December 31, 2003, PLN 71,258 as at December 31, 2002 and PLN 83,645 as at December 31, 2001 ..

f.

SFAS No. 143

On January 1, 2003 the Company adopted SFAS No. 143 “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). Upon adoption, the Company recorded the fair value of the liabilities for asset retirement obligations and increased the carrying amount of the associated long-lived asset. The liability is being accreted to its present value each period through charges to operating expense. The capitalized asset retirement cost is being depreciated  over the shorter of the related asset’s useful life or the period to the expected settlement of the retirement obligation. As a result, the Company recorded an expense of PLN 19,671, representing a cumulative effect of the adoption of SFAS No. 143, net of taxes of PLN 4,614. Pro-forma effects for the year ended December 31, 2002 and 2001 assuming SFAS No. 143 was effective as of January 1, 2001, were not material to the liabilities, net income or per share amounts in accordance with US GAAP.

The Company has asset retirement obligations relating primarily to equipment and other leashold improvements installed in leased network sites. Those leases generally contain provisions that require the Company to restore the sites to their original condition at the end of the lease term.

29.

Differences between IFRS and US GAAP (cont.)

f.

SFAS No. 143 (cont.)

The development of the liability for asset retirement obligations for the year ended December 31, 2003 is presented below:

Cumulative effect change in adoption of accounting principle on liability as at January 1, 2003:	54,011
Accretion expense	4,075
New assets retirement obligations incurred	1,543
---------------
Liability for asset retirement obligations as at December 31, 2003	59,629
====== ===

a.

Reclassification of CC swaps

Under IFRS the Company discontinued hedge accounting and recognized in the income statement for 2003 PLN 55,115 of gains previously recognized in equity (see Notes 2, 5a and 23). Under US GAAP the cumulative gains at the amount of PLN 8,673 resulting from the hedge accounting discontinuance have been retained as hedge reserve pending completion of forecasted replacement financing cash-flows.

h ..

D eferred taxation

Under IFRS the Company may, if certain criteria are met, net deferred tax liabilities and assets and present a net balance in the balance sheet. Under US GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As at December 31, 200 3 the Company recognized PLN 99,930 of net current deferred tax asset (PLN 234,320 as at December 31, 200 2 and PLN 210,978 as at December 31, 2001 ) and PLN 360,896 of net long-term deferred tax liability (PLN 484,592 as at December 31, 200 2 and PLN 271,021 as at December 31, 2001 ).

Under IFRS changes in the fair value of Note options are not taxable transactions, which causes the effective tax rate on US GAAP adjustments different compared to corporate income tax rates for the periods.

i ..

Extraordinary item

In the first quarter of 2001 the Company refinanced the existing Loan Facility by the new Bank Credit Facilities. The intangible asset related to the Loan facility arrangement amounting to PLN 10,122 was written-off, net of a tax benefit of PLN 2,834. According to U.S. GAAP the Company should recognize this costs as an extraordinary item. Under IFRS it is presented under amortization expense.

j.

Other comprehensive income

The hedge reserve under US GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. The changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. A sum of other comprehensive income and net income for the period represents comprehensive income for the period.

29.

Differences between IFRS and US GAAP (cont.)

k ..

SFAS 95

The Company applied IAS 7 Cash Flow Statement so that cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95, Statement of Cash Flows requires cash flow from operating activities to begin with net income after tax. Under IFRS the Company presents the overdraft facility in cash and cash equivalents in consolidated statements of cash flows (see Note 3.20) while under US GAAP the overdraft facility should be presented under financing activity.

l ..

New accounting standards

The implementation of the Statements No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Correction”, No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” and FASB issued Interpretation No. 45 (“FIN 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” from January 1, 2003 has not caused material changes to the Company’s consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”) “Consolidation of Variable Interest Entities” (VIEs). This interpretation changes the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities (“SPEs”). Under FIN 46, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its “variable interests” (that is, the enterprise that has the most exposure to the economic risks and potential rewards from changes in the values of the VIE’s assets and liabilities). The Company has adopted the Interpretation’s disclosure provisions, effective for all financial statements issued after January 31, 2003, which require all holders of variable interests in VIEs to disclose the nature, purpose, size and activities of the VIEs, including the maximum exposure to losses. The consolidation requirements apply to all new VIEs created on and after February 1, 2003 with transitional provisions for VIEs that existed prior to that date. On December 24, 2003, the FASB issued a revised interpretation to FIN 46 (“FIN 46R”) to modify some of the provisions of FIN 46 and to exempt certain entities from its requirements. The Company adopted the provisions of FIN 46R to SPEs as at December 31, 2003, and plans to adopt the modified provisions of FIN 46R to all entities that are not SPE as at March 31, 2004. The determination of expected losses and expected residual returns is complex and requires the development of cash flow models. As described in Note 19c, the Company has a single finance lease agreement with Office Park Ltd. The lessor has been considered as a SPE due to single finance lease agreement, however the Company applies lease accounting to this arrangement and the related assets and liabilities are already reflected in the Company’s consolidated financial statements. The Company is also reviewing certain dealers contracts to decide if they are VIE. The process of determination of potential VIE has not been finalized yet due to complexity of the analysis.

The Company implemented EITF 00-21 for arrangements entered into on or after July 1, 2003 (see Note 29c).